GlobalFoundries Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Forward-looking Statements
This document includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing political and trade tensions with China and the wars in Ukraine and Israel; domestic political developments, including with respect to the upcoming U.S. presidential election; the market for our products may develop or recover more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our restructuring plan; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could result in a system disruption, loss of data or damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; global economic conditions could deteriorate, including due to increasing interest rates, rising inflation and any potential recession; and our expected results and planned expansions and operations may not proceed as planned if funding we expect to receive (including the planned awards under the U.S. CHIPS and Science Act and New York State Green CHIPS) is delayed or withheld for any reason. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2023 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission (“SEC”). Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

GlobalFoundries Inc.
OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Overview
GlobalFoundries Inc. (“we,” “GF,” or the “Company”) is one of the world’s leading semiconductor foundries. We manufacture complex, essential integrated circuits (“ICs”) that are used in billions of electronic devices across various industries. Our specialized foundry manufacturing processes, extensive library of qualified circuit-building block designs (known as IP titles or IP blocks), and advanced transistor and device technology allow us to serve a wide range of customers, including the global leaders in IC design. We focus on providing optimized solutions for critical applications that drive key secular growth end markets, ensuring function, performance, and power requirements are met. As the only scaled pure-play foundry with a global footprint that is not based in China or Taiwan, we offer our customers the advantage of mitigating geopolitical risk and ensuring greater supply chain certainty. Our definition of a scaled pure-play foundry is a company that specializes in producing ICs for other companies, with annual foundry revenue exceeding $2.5 billion. Our differentiated foundry solutions redefine the industry by offering essential chip solutions that empower our customers to develop innovative products for a wide range of applications in diverse markets.

We focus on essential devices that include digital, analog, mixed-signal, radio frequency (“RF”), ultra-low power and embedded memory solutions that connect, secure and process data, and efficiently power the digital world around us. Our core technology portfolio includes a range of differentiated technology platforms, including our industry-leading RF silicon-on-insulator solutions, advanced high-performance Fin Field-Effect Transistor, Complementary Metal-Oxide Semiconductor, our proprietary FDXTM, high-performance Silicon Germanium and Gallium Nitride (“GaN”) products and Silicon Photonics, all of which can be purposely engineered, innovated and designed for a broad set of demanding applications.

The principal source of our revenue is wafer fabrication and sales of finished semiconductor wafers, which accounted for approximately 91% and 90% of our net revenue for the three and six months ended June 30, 2024, respectively. The rest of our net revenue was mainly derived from photomask manufacturing, sourcing services and pre-fab manufacturing services.

Our business has experienced weaker demand across several of the end markets within which we operate, as our customers manage elevated inventory levels and tighter monetary policies, which adversely impacted our revenues. As discussed in Item 3.D. “Key Information - Risk Factors,” in our Annual Report on From 20-F for the fiscal year ended December 31, 2023, we have chosen to renegotiate certain of our long term agreements (“LTAs”) with existing customers to reflect lower volume commitments and/or longer commitment timelines, and we expect that we will continue to renegotiate additional LTAs through the remainder of 2024.

We remain cautious as the global macroeconomic uncertainty continues, reflecting the impacts of inflation, high interest rates, and geopolitical conflicts. Although we are starting to see the inflationary headwinds moderate, the ongoing high interest rate environment has led to a prolonged and deeper cyclical downturn than was first anticipated. The extent to which these uncertainties will impact our business activities will depend on future developments that cannot be predicted at this time. We continue to collaborate closely with our customers to support the acceleration of their inventory depletion, while seeking to preserve the economic value of the commercial agreements we have entered into.

Components of Results of Operations

Net Revenue
We generate the majority of our revenue from sales of finished semiconductor wafers, which are priced on a per-wafer basis for the applicable design, and breakage fee or settlement fee arising from not meeting the minimum purchase requirements under certain LTAs with customers. We also generate revenue from rendering of non-recurring engineering (“NRE”) services, mask production and pre-fabrication services such as bump, test and packaging.

GlobalFoundries Inc.
Cost of Revenue
Cost of revenue consists primarily of material expenses, depreciation and amortization, employee-related expenses, facility costs and costs of fixed assets, including maintenance and spare parts. Material expenses primarily include the costs of raw wafers, test wafers, photomasks, resists, process gases, process chemicals, other operating supplies and external service costs for wafer manufacturing. Costs related to NRE services are also included within the cost of revenue. As it pertains to inflation and inflationary headwinds we are facing within our business, we have experienced an increase in costs for materials and energy, and we expect these increases to continue to have an adverse impact on our financial results of operations while these economic conditions persist.
Depreciation and amortization charges primarily include the depreciation of clean room production equipment. Commencement of depreciation related to construction in progress and property, plant and equipment involves determining when the assets are available for their intended use. Employee-related expenses primarily include employee wages and salaries, social security contributions and benefit costs for operators, maintenance technicians, process engineers, supply chain, IT production, yield improvement and health and safety roles. Facility costs primarily consist of the costs of electricity, water and other utilities and services. We expect our cost of revenue as a percentage of revenue to increase modestly in the third quarter 2024.

Operating Expenses
Our operating expense consist of research and development (“R&D”), selling, general and administrative expense (“SG&A”), and restructuring charges. Personnel costs are the most significant component of our operating expenses, and consist of salaries, benefits, bonuses, share-based compensation and commissions.

Research and Development
Our R&D efforts are focused on developing highly differentiated process technologies and solutions. Our R&D expense includes personnel costs, material costs, software license and intellectual property expenses, facility costs, supplies, professional and consulting fees, and depreciation on equipment used in R&D activities. Our development roadmap includes new platform investments, platform features and extensions, and investments in emerging technology capabilities and solutions. We expense R&D costs as incurred. We believe that continued investment in our technology portfolio is important for our future growth and acquisition of new customers. We expect our R&D as a percentage of revenue to modestly increase in the third quarter 2024.

Selling, General and Administrative
SG&A expenses consist primarily of personnel-related costs, including sales commissions to independent sales representatives and professional fees, including the costs of accounting, audit, legal, regulatory and tax compliance. Additionally, costs related to advertising, trade shows, corporate marketing and allocated overhead costs are also included in SG&A expenses. Beginning in the third quarter of 2023, SG&A expenses also include certain contract cancellation fees, (gain) loss on tool sales and withholding taxes. Certain contract cancellation fees and (gain) loss on tool sales were previously included in other income (expense) while withholding taxes were previously recorded in income tax expense. We expect our SG&A as a percentage of revenue to modestly decrease in the third quarter 2024.

Restructuring Charges
Restructuring charges primarily relates to reductions in our global workforce, leased workspace and consultants we engage for strategic support of the restructuring.

Other Operating Charges

Finance Income (Expense), net
Finance income (expense), net consists of interest earned on our cash and cash equivalents and marketable securities, net of any interest expense on borrowings, amortization of debt issuance costs under our term loans, revolving credit facility, finance leases and the other credit facilities we maintain with various financial institutions.

GlobalFoundries Inc.

Other Income (Expense), net
Other income (expense), net consists of our share of profit of our joint venture, one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations. Included are gains and losses relating to hedging activities. Prior to third quarter of 2023, other income (expense), net also included (gain) loss on tool sales and certain contract cancellation fees.

Income Tax Expense
Income tax expense consists primarily of income taxes in jurisdictions in which we conduct business, which mainly include Germany, Singapore and the United States.

GlobalFoundries Inc.
A. Results of Operations

Comparison of Three and Six Months Ended June 30, 2024 and 2023.

Net Revenue

(in millions)	Three Months Ended June 30,				Six Months Ended June 30,
	2024	2023	Change	% Change	2024	2023	Change	% Change

Net revenue	$1,632	$1,845	$(213)	(11.5)%	$3,181	$3,686	$(505)	(13.7)%

Net revenue decreased by $213 million, or 11.5%, for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. The decrease from prior period was primarily driven by wafer shipment volume totaling 517 thousand (300mm equivalent), a 10% decrease from prior period. This was principally the result of elevated inventory levels for several of our customers across certain end markets that we serve, which has resulted in lower customer demand in the Home and Industrial IOT, Communications Infrastructure & Datacenter and Smart mobile Devices end-markets. This has been partially offset by increased customer demand in the Automotive end-market.

Net revenue decreased by $505 million, or 13.7%, for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The decrease from prior period was primarily driven by wafer shipment volume totaling 980 thousand (300mm equivalent), a 10% decrease from prior period. This was principally the result of elevated inventory levels for several of our customers across certain end markets that we serve, which has resulted in lower customer demand in the Communications Infrastructure & Datacenter, Home and Industrial IOT, and Smart mobile Devices end-markets. This has been partially offset by increased customer demand in the Automotive end-market.

End Markets:	Three Months Ended June 30,				Six Months Ended June 30,
(in millions)	2024	2023	Change	% Change	2024	2023	Change	% Change

Smart Mobile Devices	$762	$783	$(21)	(2.7)%	$1,442	$1,479	$(37)	(2.5)%
Communications Infrastructure & Datacenter	154	211	(57)	(27.0)%	274	563	(289)	(51.3)%
Home and Industrial IoT	295	410	(115)	(28.0)%	604	790	(186)	(23.5)%
Automotive	270	245	25	10.2%	536	425	111	26.1%
Non wafer revenue and other	151	196	(45)	(23.0)%	325	429	(104)	(24.2)%
Total	$1,632	$1,845	$(213)	(11.5)%	$3,181	$3,686	$(505)	(13.7)%

GlobalFoundries Inc.

Cost of Revenue

(in millions)	Three Months Ended June 30,				Six Months Ended June 30,
	2024	2023	Change	% Change	2024	2023	Change	% Change

Cost of revenue	$1,237	$1,313	$(76)	(5.8)%	2,393	2,639	$(246)	(9.3)%
Gross margin	24.2%	28.8%	(460)bps		24.8%	28.4%	(360)bps

Cost of revenue decreased by $76 million, or 5.8%, for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. The change was driven by a 10% lower shipment volume, partially offset by an increase in manufacturing variances due to reduced absorption of fixed costs.

Gross margin decreased to 24.2% for the three months ended June 30, 2024 from 28.8% for the three months ended June 30, 2023. The decrease of 460 basis points was primarily driven by 12% revenue reduction, leading to reduced factory utilization and unfavorable absorption of fixed manufacturing costs.
Cost of revenue decreased by $246 million, or 9.3%, for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The change was driven by a 10% lower shipment volume, partially offset by an increase in manufacturing variances due to reduced absorption of fixed costs..

Gross margin decreased to 24.8% for the six months ended June 30, 2024 from 28.4% for the six months ended June 30, 2023. The decrease of 360 basis points was primarily driven by 14% revenue reduction, leading to reduced factory utilization and unfavorable absorption of fixed manufacturing costs.

Operating Expenses

Research and Development Expense

(in millions)	Three Months Ended June 30,				Six Months Ended June 30,
	2024	2023	Change	% Change	2024	2023	Change	% Change

Research and development expense	$121	$106	$15	14.2%	$245	$215	$30	14.0%
As a % of revenue	7.4%	5.7%			7.7%	5.8%

R&D expense increased by $15 million, or 14.2%, for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. The increase was primarily due to $8 million higher R&D portfolio investments, $4 million higher employee-related expenses, and $2 million higher share-based compensation.

R&D expense increased by $30 million, or 14.0%, for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The change was primarily a result of $14 million higher portfolio investments, $9 million higher employee-related expenses, and $5 million higher share-based compensation.

GlobalFoundries Inc.
Selling, General and Administrative Expense

(in millions)	Three Months Ended June 30,				Six Months Ended June 30,
	2024	2023	Change	% Change	2024	2023	Change	% Change

Selling, general and administrative expense	$114	$132	$(18)	(13.6)%	$236	$243	$(7)	(2.9)%
As a % of revenue	7.0%	7.2%			7.4%	6.6%

SG&A expenses decreased by $18 million, or 13.6%, for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. The change was primarily a result of $19 million advanced manufacturing investment tax credits (“AMITC”).

SG&A expenses decreased by $7 million, or 2.9%, for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The change was primarily a result of $30 million credits received for AMITC and $4 million less insurance costs partially offset by higher digital transformation costs of $17 million and higher share-based compensation of $8 million.

Restructuring charges

(in millions)	Three Months Ended June 30,				Six Months Ended June 30,
	2024	2023	Change	% Change	2024	2023	Change	% Change

Restructuring charges	$5	$19	$(14)	(73.7)%	$5	$24	$(19)	(79.2)%

Restructuring charges decreased by $14 million, or 73.7%, for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. The change was driven by a decrease of employee-related expenses associated with the reduction in our global workforce in the current period compared to the prior period.

Restructuring charges decreased $19 million, or 79.2%, for the six months ended June 30, 2024 compared to the six months ended June 30, 2024. The change was driven by a decrease of employee-related expenses associated with the reduction in our global workforce in the current period compared to the prior period.

Finance income (expense), net

(in millions)	Three Months Ended June 30,				Six Months Ended June 30,
	2024	2023	Change	% Change	2024	2023	Change	% Change

Finance income (expense), net	$16	$—	$16	100.0%	$26	$1	$25	NM

Finance income (expense), net increased by $16 million, for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. The increase was primarily a result of $19 million higher interest income

GlobalFoundries Inc.
generated from money market funds and investments in marketable securities, partially offset by $3 million higher interest expense.

Finance income (expense), net increased by $25 million, for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The increase was primarily a result of $34 million higher interest income generated from money market funds and investments in marketable securities, partially offset by $9 million higher interest expense.

Other income (expense), net

(in millions)	Three Months Ended June 30,				Six Months Ended June 30,
	2024	2023	Change	% Change	2024	2023	Change	% Change

Other income (expense), net	$(4)	$(10)	$6	60.0%	$(6)	$(24)	$18	75.0%

Other income (expense), net decreased by $6 million for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. The decrease was primarily driven by a reduction in foreign exchange currency losses.

Other income (expense), net decreased by $18 million for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The decrease was primarily driven by $25 million reduction in foreign exchange currency losses, offset by $3 million higher expenses related to a patent sale in 2023.

Income Tax Expense

(in millions)	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change

Income tax expense	$(12)	$(28)	$16	$(33)	$(51)	$18

Income tax expense decreased by $16 million for the three months ended June 30, 2024 compared to the three months ended June 30, 2023, primarily due to a decrease of $98 million in global earnings before tax, partially offset by the accrual of United States corporate alternative minimum tax in the current year.

Income tax expense decreased by $18 million for the six months ended June 30, 2024 compared to the six months ended June 30, 2023, primarily due to a decrease of $220 million in global earnings before tax, partially offset by the accrual of United States corporate alternative minimum tax in the current year.

GlobalFoundries Inc.
B. Liquidity and Capital Resources

We have historically financed operations primarily through cash and cash equivalents and marketable securities, as well as cash generated from our business operations, including prepayments under LTAs, debt and government grants. As of June 30, 2024, our cash, cash equivalents and marketable securities balances of approximately $4.1 billion included $2.2 billion of cash and cash equivalents and approximately $2.0 billion of marketable securities.

As of June 30, 2024 and December 31, 2023, we had an undrawn revolving credit facility of $1.0 billion. In addition to our available revolver, we had $2.2 billion and $2.4 billion of debt outstanding as of June 30, 2024 and December 31, 2023, respectively, which was primarily comprised of multiple term loans in various currencies. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of payments we receive from customers pursuant to our LTAs and other business arrangements, the timing and extent of spending to support development efforts, the introduction of new and enhanced products and solutions, the continuing market adoption of our platform, and our obligations to repay our indebtedness from time to time. We may from time to time seek to raise additional capital to support our growth. As of June 30, 2024, we believe that our existing cash, cash equivalents, marketable securities, credit under our revolving credit facility, and expected cash generated from operations are sufficient to meet our capital requirements for at least the next 12 months and beyond.

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

	Six Months Ended June 30,
	2024	2023
Cash provided by operating activities	$890	$1,025
Cash used in investing activities	(770)	(1,474)
Cash used in financing activities	(321)	(71)
Effect of exchange rate changes on cash and cash equivalents	(2)	—
Net decrease in cash and cash equivalents	$(203)	$(520)

Operating Activities
Cash provided by operating activities for the six months ended June 30, 2024 of $890 million decreased $135 million compared to the $1,025 million provided for the six month period ended June 30, 2023. The decrease was primarily due to $202 million in lower net income related to reduced sales partially offset by non cash adjustments of $56 million mainly driven by higher depreciation related to the expansion of our manufacturing capacity. Changes in assets and liabilities were flat year over year.

Investing Activities
Cash used in investing activities for the six months ended June 30, 2024 of $770 million decreased $704 million compared to the cash used of $1,474 million for the six month period ended June 30, 2023. The decrease was primarily driven by $924 million lower capital and intangible expenditures related to the expansion of our fabrication facilities and an decrease of $23 million net proceeds from the sale of marketable securities. Offsetting this decrease was $238 million of proceeds from the sale of the East Fishkill facility, received in January 2023.

Financing Activities
Cash used in financing activities for the six months ended June 30, 2024 of $321 million increased $250 million compared to the cash used of $71 million for the six months ended June 30, 2023. The change was primarily attributable to $200 million purchase of treasury shares in the second quarter 2024, $44 million net proceeds from borrowings and $23 million lower proceeds from the issuance of equity instruments. Offsetting these increases was $17 million repayment of debt and finance lease obligations.